SE 11020892 MMISSION

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penserra Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Broad Street, 26th Floor, Suite 2602
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Madrigal 212-607-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roy A. Abramowitz & Co.
(Name – *if individual, state last, first, middle name*)

230 West 41st Street, 15th Floor (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEORGE MADRIGAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENSERRA SECURITIES LLC, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2014

[signature]
Signature

President and CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENSERRA SECURITIES LLC

INDEX

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Members of Penserra Securities LLC

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) (a Limited Liability Company) as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 28, 2011

230 WEST 41ST STREET, 15TH FLOOR, NEW YORK, NY 10036
27 PINE STREET, SUITE 100, NEW CANAAN, CT 06840

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash & cash equivalents	$ 182,497
Receivables from broker-dealers and clearing organizations	126,660
Furniture and equipment, net of accumulated depreciation of $ 35,013	19,604
Security deposit	500
Prepaid expenses	14,328
TOTAL ASSETS	$ 343,589

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 36,193
Due to affiliated company	17,053
Payable to clients	39,854
Accrued expenses	17,808
TOTAL LIABILITIES	$ 110,908
Members' equity	232,681
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 343,589

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC), was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The Company was formed as a minority owned brokerage firm to serve institutional, pension fund, corporate and governmental agency clients as an agency-only execution boutique. The principal office of the Company is located at 20 Broad Street in New York City. The firm has received minority business certification from the State of Virginia Department of Minority Business Enterprise, The New York/New Jersey Minority Supplier Development Council, The Northern California Minority Supplier Diversity Council, Wisconsin Department of Commerce, and The New York City Department of Small Business Services, and has been approved as a minority-owned brokerage firm by The Teachers Retirement System of Illinois, The State Universities Retirement System of Illinois, The Illinois Municipal Retirement Fund, The California State Teachers' Retirement System, The Teachers Retirement System of Texas, The Allegheny County Retirement System, The California Public Employees' Retirement System, the State of Wisconsin Investment Board, the Illinois State Investment Board, and The Los Angeles City Employees' Retirement System, qualifying the Company to engage in securities brokerage activities for these large institutional clients. Similar minority brokerage program applications have been submitted and are currently pending with government employee retirement benefit systems.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For the year 2010 $2,436 of acquisitions were made for the trading facility and administrative offices.

(B) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(D) Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par.33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities."

(E) Since the Company is a Limited Liability Corporation, profit and loss flow through to the members.

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades during December 2010 and received in January 2011.

The receivable from clearing organizations represents commissions receivable from the clearing organizations for trades executed by the Company on behalf of its customers and cleared through the clearing brokers during December 2010 and received in January 2011.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: INCOME TAXES

For income tax purposes, the members have elected that the Company be treated as a Limited Liability Corporation (LLC). Therefore the Company is not subject to federal income tax. The company is subject to California limited liability company taxes and the New York State LLC filing fee. Since the Company sustained a loss for the period the Company will be liable for the California state minimum franchise tax of $800 and the California gross receipts tax. During 2010, the Company paid $800 in California franchise tax, $2,500 in California gross receipts tax and a $25 New York State LLC filing fee. The Company also paid $2,247 in California franchise tax and gross receipts tax for prior years. Since the Company is treated as a "pass-through" entity (is classified as a partnership for federal income tax purposes) for both federal and state income tax purposes its items of income, expense and credits will flow through to its members and be reported directly on the members' federal and state individual income tax returns.

Accordingly, no provision has been made for federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s).

NOTE 5: COMMITMENTS

The Company entered into a "Services and Cost-Sharing Agreement" with Rosenblatt Securities Inc., a New York corporation with certain shareholders in common on November 30, 2007. Pursuant to the agreement the Company will rent facilities of Rosenblatt Securities located at 20 Broad Street in New York City and utilize certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2010 the monthly rent was fixed at $2,000. Other expenses included payment for data consulting, use of personnel and allocated health insurance.

On November 3, 2009 the Company entered into an office lease with Hall Equities Group for an office in Orinda, CA for a one year term commencing November 1, 2009 and ending October 31, 2010. Since the expiration of the lease on October 31, 2010, the Company has a month to month rental agreement with Hall Equities.

PENSERRA SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 6: CLEARING AGREEMENT

On May 5, 2008 the Company, as "Secondary Correspondent" entered into a Secondary Clearing Agreement with Rosenblatt Securities Inc. (RSI) as "Primary Correspondent" and Goldman Sachs Execution and Clearing, L.P. (GSEC).

Pursuant to the Agreement GSEC will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and GSEC dated November 30, 2006.

On February 12, 2009 the Company, as "Secondary IB" entered into a Secondary Clearing Agreement with RSI as "Primary IB" and the Broadcort Division of Merrill Lynch, Pierce, Fenner and Smith Incorporated (Broadcort). Pursuant to the Agreement Broadcort will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and Broadcort dated May 23, 2008.

NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v) net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2010, the Company had net capital of $198,249 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $7,394 by $190,855.

All customer transactions (i.e., transactions with persons other than broker\ dealers) will be cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company will not be required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.